Delisting Determination, The Nasdaq Stock Market, LLC, December 21, 2022, PhaseBio Pharmaceuticals, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of PhaseBio Pharmaceuticals, Inc., effective at the opening of the trading session on January 3, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on October 25, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on November 3, 2022.